(212) 318-6052

christophertafone@paulhastings.com

May 6, 2015	92937.00003

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	TCW Alternative Funds

(the “Trust” or “Registrant”)

File No.:  333-203058 – Form N-14 Filing

Dear Messrs. Williamson and Long:

This letter responds to your comments communicated orally to the undersigned on April 23, 2015, with respect to the Registration Statement on Form N-14 (the “Registration Statement”) of the Trust relating to the reorganization of the RiverPark/Gargoyle Hedged Value Fund, a series of the RiverPark Funds Trust, into the TCW/Gargoyle Hedged Value Fund (the “TCW Fund”), a series of the Trust, under the Securities Act of 1933, which was filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2015 (SEC Accession No. 0001193125-15-108898).

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

The Registrant expects to submit a request for acceleration of effectiveness of the Registration Statement for Friday, May 15, 2015.

Comments received from J. Long (accounting)

Comment 1.  On page 3, Questions & Answers Regarding the Reorganization, you have asked us to make it clear that the 0.25% distribution and service (12b-1) fee payable by Class N shareholders of the TCW Fund will be a new fee for the Retail Class shareholders of the RiverPark Fund.

Response 1.  Comment accepted. The Registrant has revised its answer as follows:

“… Additionally, N Class Shareholders of the TCW Fund will pay a distribution and service (12b-1) fee of 0.25%. Following the Reorganization, Retail Class shareholders of the RiverPark Fund will now pay this fee as N Class shareholders of the TCW Fund. Retail Class shareholders of the RiverPark Fund did not previously pay any distribution or service (12b-1) fees; however, the Retail Class shareholders of the RiverPark Fund did pay a shareholder servicing fee of up to 0.25% and an administrative servicing fee of up to 0.15% for shareholder servicing including providing shareholder accounting, client support and other services associated with maintaining shareholder accounts on various brokerage platforms but not for distribution or marketing related expenses.”

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com

May 6, 2015

Comment 2.  On page 13, Purchase Procedures, you have asked us to explain what will happen to those shareholders of the RiverPark Fund who, at the time of the Reorganization, do not meet the minimum investment requirements imposed by the TCW Fund.

Response 2.  Comment accepted. The Registrant has amended the disclosure to state that the Trust will waive all minimum initial investments in connection with the Reorganization, which would effectively grandfather those accounts.

Comment 3.  On page 9, Comparison of the Investment Objectives and Strategies of the Funds, you have asked us to highlight any differences in the investment objectives and principal investment strategies of the Funds.

Response 3.  Comment accepted. The Registrant has added the following disclosure (in quotes) to the paragraph preceding the side-by-side discussion of the Funds:

“The Funds have substantially identical investment objectives and substantially similar investment strategies.” Because the Funds are part of unaffiliated fund families, the Funds use different terminology and descriptions to describe their principal investment strategies and investment processes.

Comment 4.  You have asked us to confirm in this correspondence that the RiverPark Fund will be the accounting survivor upon the consummation of the Reorganization.

Response 4.  Comment accepted. The Registrant so confirms and directs the Commission to Page 30 and the Reorganization SAI of the Registration Statement for such disclosure.

Comment 5.  On page 27, Fees and Expenses, you have asked us to confirm whether the “Other Expenses” line item includes interest expense and dividends on securities sold short.

Response 5.  Comment accepted. The Registrant confirms that the line item “Other Expenses” does not include interest expense and dividends on securities sold short. Accordingly, the Registrant has removed footnote (2) to the fee table.

Comment 6.  On page 27, Fees and Expenses, you have asked us to show amounts subject to fee waiver and/or expense reimbursement enclosed by parentheses.

Response 6.  Comment accepted. The Registrant has amended the disclosure as requested.

Comment 7.  On page 28, Fees and Expenses, you have asked us to include disclosure in the footnote to the effect that the fees and expenses paid by shareholders of the TCW Fund will increase if TCW does not continue to maintain the contractual expense limitation after its expiration.

Response 7.  Comment accepted. The Registrant has amended the disclosure, where appropriate, to include the following:

“If TCW does not agree to waive fees and/or reimburse expenses after October 31, 2016, the fees and expenses paid by shareholders of the TCW Fund will increase.”

May 6, 2015

Comment 8.  On page 27, Fees and Expenses, you have asked us to explain why “Other Expenses” of the TCW Fund are higher than those of the RiverPark Fund.

Response 8.  Comment accepted. The Registrant explains that the “Other Expenses” of the TCW Fund are higher than those of the RiverPark Fund because the TCW Fund, as the only series of the Trust, must bear all of its operating expenses whereas the RiverPark Fund can share certain of its common operating expenses with other funds in the RiverPark Funds Trust based on the relative net asset value of each such fund.

Comment 9: On page 28, Fees and Expenses, you have requested that we confirm and disclose whether any fee waivers and/or expense reimbursements subject to recoupment by RiverPark will carry over to the TCW Fund.

Response 9: Comment accepted. As disclosed on page 8, the Registrant confirms that any waivers and/or reimbursements that are subject to repayment from the RiverPark Fund will carry over to the TCW Fund. Accordingly, similar disclosure has been added here. There will be no extension of the recoupment period with respect to those prior waivers and reimbursements. As of March 31, 2015, RiverPark, as the adviser, and Gargoyle, as the sub-adviser, to the RiverPark Fund are entitled to recoupment of waived fees in an aggregate amount equal to $50,492. As of March 31, 2015, $44,673 and $5,819 are projected to expire on September 30, 2016, and September 30, 2017, respectively.

Comment 10.  On page 36, Existing and Pro Forma Capitalizations of the Funds, you have asked us to provide existing and pro forma capitalizations of the Funds as of March 31, 2015.

Response 10.  Comment accepted. The Registrant has provided an updated capitalization table as of March 31, 2015.

Comments received from J. Williamson (disclosure)

Comment 11. You have requested that we respond to your comments in writing and submit such correspondence to you via the Commission’s EDGAR database, allowing sufficient time for your review before requesting acceleration of effectiveness of the Registration Statement.

Response 11. Comment accepted. This letter has been submitted to you via the Commission’s EDGAR database.

Comment 12. You requested that the Registrant provide Tandy representations.

Response 12.  Comment accepted. Those representations are provided at the end of this letter.

May 6, 2015

Comment 13.  You have asked us to confirm that the disclosures contained in the Registration Statement are consistent with those contained in the current registration statement of the Registrant on Form N-1A filed by the Registrant initially on January 23, 2015, as amended by Pre-Effective Amendment No. 1 on March 10, 2015, Pre-Effective Amendment No. 2 on April 6, 2015, and Pre-Effective Amendment No. 3 on April 9, 2015, and that any comments provided to the Registrant by the Commission with respect to such registration statement are included in the Registration Statement where applicable.

Response 13.  Comment accepted. The Registrant so confirms.

Comment 14.  On page 1, Questions & Answers Regarding the Reorganization, you have asked us to clarify the answer to the question “Why am I receiving this Proxy Statement/Prospectus?”

Response 14.  Comment accepted. The Registrant has amended the disclosure as follows:

“You are receiving this Proxy Statement/Prospectus in connection with the Special Meeting of the RiverPark Fund to approve an agreement and plan of reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the TCW Fund, in exchange for shares of the TCW Fund. The following proposals will be considered:”

Comment 15.  On page 2, Questions & Answers Regarding the Reorganization, you have asked us to clarify the comparison of the fundamental and non-fundamental investment restrictions of the Funds.

Response 15. Comment accepted. The Registrant has added the following disclosure:

“While many of the Funds’ fundamental investment restrictions are substantially similar, there are differences that the RiverPark Fund shareholders should consider. In particular, the RiverPark Fund may not invest in physical commodities whereas the TCW Fund may make such investments. The RiverPark Fund may not purchase real estate mortgage loans whereas the TCW Fund may make such investments. The RiverPark Fund may only lend assets in connection with its securities lending policy whereas the TCW Fund may make loans as permitted by applicable law. The RiverPark Fund does not have a fundamental investment restriction with respect to the purchase of securities on margin whereas the TCW Fund may purchase securities on margin. The differences in fundamental and non-fundamental restrictions between the Funds are not expected to result in any material differences in how the respective Funds are managed.”

Comment 16.  On page 3, Questions & Answers Regarding the Reorganization, you have asked us to clarify that the 0.25% distribution and service (12b-1) fee payable by Class N shareholders of the TCW Fund will be a new fee for Retail Class shareholders of the RiverPark Fund.

Response 16.  Comment accepted. Please see Response 1 above.

May 6, 2015

Comment 17.  On page 34, Board Considerations of the Reorganization, you have asked us to specifically address what the RiverPark Trustees considered with respect to the distribution and service (12b-1) fee for the N Class shareholders of the TCW Fund.

Response 17.  Comment accepted. The Registrant has amended the disclosure as follows:

“The RiverPark Board considered the proposed distribution and service (12b-1) fee to be charged to the Class N shareholders of the TCW Fund. The RiverPark Board noted that whereas, the RiverPark Fund does not have a distribution and service (12b-1) fee for its Retail Class shareholders, it does have a shareholder servicing fee and an administrative servicing fee for the Retail Class shareholders, which permits the RiverPark Fund to pay up to 0.25% and 0.15%, respectively, of its net assets for shareholder servicing and administrative costs. The RiverPark Board recognized that the 12b-1 fee for the TCW Fund may be used to pay for marketing and distribution-related expenses as well as shareholder serving, whereas, the shareholder servicing fee and administrative servicing fee of the RiverPark Fund may only be used to compensate intermediaries for shareholder servicing and administration expenses. However, the RiverPark Board noted that the total expenses that Class N shareholders will pay in the TCW Fund are substantially the same as the total expenses currently paid by the Retail Class shareholders of the RiverPark Fund because the TCW Fund will have the same expense limitation of 1.50% as the RiverPark Fund currently has.”

Comment 18.  You have asked us to consider whether the Retail Class shareholders of the RiverPark Fund should vote separately on the Reorganization since after the Reorganization such shareholders will be subject to a distribution and service (12b-1) fee as shareholders of the N Class of the TCW Fund. If a separate vote is not required, please explain why.

Response 18.  Comment acknowledged. The Registrant does not believe that a separate vote by the Retail Class shareholders of the RiverPark Fund is required as the proposal does not relate to (a) the approval of a distribution and service plan for the Retail Class of the RiverPark Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), (b) any matter regarding the RiverPark Fund’s Retail Class or Institutional Class’s servicing or distribution arrangements, or (c) any matter in which the interests of such classes differ. Rather, the proposal seeks approval of an agreement and plan of reorganization providing for the transfer of all of the assets of the RiverPark Fund to, and the assumption of all liabilities of the RiverPark Fund by, the TCW Fund, in exchange for shares of the TCW Fund. The Reorganization, as currently contemplated, will affect both the Retail Class and Institutional Class shareholders of the RiverPark in the same way and does not affect the current servicing and distribution arrangements of the RiverPark Fund. Additionally, while Retail Class shareholders of the RiverPark Fund will be subject to a distribution and service (12b-1) fee following the Reorganization as N Class shareholders of the TCW Fund, such share marketing plan (Rule 12b-1 plan) has already been approved by the sole shareholder of the N Class of the TCW Fund in accordance with the Rule 12b-1 under the 1940 Act and thus, the Registrant believes that no further approval is required. In addition, even with a separate vote, there would not be a practical way to separately reorganize the classes of shares if a separate class vote were to be required and the results were different.

May 6, 2015

Comment 19.  On pages 8 and 29, you have asked us to confirm whether any waivers and/or reimbursements subject to recoupment by RiverPark will carry over to the TCW Fund following the Reorganization.

Response 19.  Comment accepted. Please see Response 9 above.

Comment 20.  On page 9, Comparison of the Investment Objectives and Strategies of the Funds, you have asked us to highlight any differences in the investment objectives and principal investment strategies of the Funds.

Response 20.  Comment accepted. Please see Response 3 above.

Comment 21. You have asked us to eliminate any cross references to the appendices whenever possible.

Response 21.  Comment accepted. The Registrant has removed the appendix cross-reference with respect to the Funds’ risk disclosures.

Comment 22.  On page 9, Principal Investment Strategies, you have asked us to refer to “medium” or “large” capitalization companies as “medium-large” capitalization companies.

Response 22.  Comment accepted. The Registrant has amended the disclosure as requested.

Comment 23.  On page 13, Purchase Procedures, you have asked us to explain what will happen to those shareholders of the RiverPark Fund who, at the time of the Reorganization, will not meet the minimum investment requirements imposed by the TCW Fund.

Response 23.  Comment accepted. Please see Response 2 above.

Comment 24.  You have asked us to remove any non-principal risks from the Registration Statement.

Response 24.  Comment accepted. The Registrant has removed all non-principal risks as requested.

Comment 25.  On page 27, Fees and Expenses, you have asked us to identify who receives the shareholder servicing and administrative servicing fees referred to in footnote 1 to the fee table and whether these fees will continue after the Reorganization.

Response 25.  Comment accepted. The shareholder servicing and administrative servicing fees of the RiverPark Fund are paid to various shareholder and administrative servicing agents as described on page 50 under the section Other Shareholder Servicing Expenses Paid by the Funds. The Registrant confirms that these shareholder servicing and administrative servicing fees of the RiverPark Fund will not continue after the Reorganization; however, as disclosed in the Registration Statement, the TCW Fund is “authorized to compensate each broker-dealer and other third-party intermediary up to such percentage as approved by the TCW Board of the assets serviced for the TCW Fund by that intermediary for shareholder services.”

May 6, 2015

Comment 26.  On page 28, Fees and Expenses, you have asked us whether TCW has the right to recover non-recaptured fee waivers or reimbursed expenses of RiverPark following the Reorganization.

Response 26.  Comment accepted. As discussed in Response 9 above, RiverPark and Gargoyle, and not TCW, are entitled to receive non-recaptured fee waivers and reimbursed expenses of the RiverPark Fund that will carry over to the TCW Fund after the Reorganization. There will be no extension of the recoupment period with respect to these prior waivers and reimbursements. Also, as disclosed in this section, TCW may request recoupment of its previously waived fees or paid expenses from the TCW Fund for three years from the date they were waived or paid, subject to any applicable expense caps at the time of recoupment or at the time of waiver and/or reimbursement, whichever is lower.

Comment 27.  On page 33, Description of the Reorganization, you have asked us to replace the word “Significant” with the word “Material” and to remove the “qualified” language in the third sentence of the first paragraph.

Response 27.  Comment accepted. The Registrant has amended the disclosure as requested.

Comment 28.  On page 34, Board Considerations of the Reorganization, you have asked us to discuss specifically why the RiverPark Trustees considered a reorganization with the TCW Fund.

Response 28.  Comment accepted. The Registrant has amended the disclosure as follows:

“The RiverPark Board considered the Reorganization with the TCW Fund to accommodate a request from Gargoyle, the RiverPark Fund’s sub-adviser, to permit Gargoyle to sub-advise a new fund being organized by TCW which would, subject to approval of the Reorganization, also include the assets of the RiverPark Fund. The RiverPark Board recognized that while the RiverPark Fund had grown since its inception, the Board acknowledged that the RiverPark Fund should benefit from TCW’s large sales force and distribution capabilities. The RiverPark Board believed that shareholders in the RiverPark Fund after the Reorganization with and into the TCW Fund should benefit from economies of scale and that net operating expenses could be reduced as a result of increased assets in the TCW Fund. The RiverPark Board also acknowledged that the TCW Fund’s investment strategy under the investment sub-advisory services to be provided by Gargoyle should also benefit from increased assets as the TCW Fund’s option portfolio would balance more frequently. Lastly, the RiverPark Board determined that a larger amount of assets in the TCW Fund would increase Gargoyle’s profitability which should allow Gargoyle to optimally support the TCW Fund for the benefit of its shareholders into the foreseeable future.”

May 6, 2015

Comment 29.  On page 34, Board Considerations of the Reorganization, you have asked us to discuss specifically what the RiverPark Trustees considered with respect to retention of Gargoyle as sub-adviser of the TCW Fund. In particular, you have asked us to describe the RiverPark Trustees’ consideration of the “strategic alliance” between TCW and Gargoyle as discussed in section 8.4 of the Agreement and Plan of Reorganization.

Response 29.  Comment accepted. The Registrant has amended the disclosure as follows:

“The RiverPark Board considered the new relationship among the TCW Fund, TCW and Gargoyle and determined that they were satisfied with the new relationship as it would not have an adverse effect on Gargoyle, in its capacity as the sub-adviser and the services that Gargoyle will provide to the TCW Fund. Additionally, the RiverPark Board was satisfied with the experience that TCW has as an investment manager to mutual funds and believed that TCW would be able to provide similar services to the TCW Fund as RiverPark is currently providing to the RiverPark Fund.”

Comment 30.  On page 34, Board Considerations of the Reorganization, you have asked us to provide additional discussion with respect to the factors considered by the RiverPark Trustees in approving the Reorganization.

Response 30.  Comment accepted. The Registrant has amended the disclosure as requested by providing additional considerations as stated above in Responses 17, 28 and 29.

Comment 31.  On page 38, Comparison of Shareholder Rights and Corporate Governance, you have asked us to remove the reference to the Delaware Statutory Trust Act in the first paragraph on the page.

Response 31.  Comment accepted. The Registrant has amended the disclosure as requested.

Comment 32.  On page 40, Voting Rights, you have requested that we remove or explain the references “to the extent provided in the TCW Trust Instrument.”

Response 32.  Comment accepted. The Registrant has removed the references as requested.

Comment 33.  On page 45, Investment Advisers and Sub-Advisers – RiverPark Fund, you have asked us to explain supplementally why RiverPark received a fee of 0.95% for advisory services for the last fiscal year when in the prior sentence it states that RiverPark receives an advisory fee of 0.90%.

Response 33.  Comment accepted. The Registrant has amended the disclosure as follows:

“For the fiscal year ended September 30, 2014, RiverPark received a total fee of 0.95% (as a percentage of average net assets). RiverPark contractually received an advisory fee of 0.90% and received an additional fee of 0.05% that represents the recapture of previously waived expenses.”

May 6, 2015

Comment 34.  On page 46, Investment Advisers and Sub-Advisers – RiverPark Fund, you have asked us to explain supplementally the difference between assets under management and assets under advisement with respect to Gargoyle.

Response 34.  Comment accepted. The Registrant explains that “assets under management” refer to those assets held in an account over which Gargoyle manages and has trading authority. “Assets under advisement” refer to those assets for which Gargoyle provides consulting or other advice but for which Gargoyle does not have direct discretionary investment authority.

Comment 35.  On page 50, Other Shareholder Servicing Expenses Paid by the Funds, you have asked us to confirm supplementally whether the shareholder servicing and administrative servicing fees paid by the RiverPark Fund are reflected in the fee table on page 27.

Response 35.  Comment accepted. The Registrant confirms that the shareholder servicing and administrative servicing fees which are only used for shareholder servicing, including providing shareholder accounting, client support and other services associated with maintaining shareholder accounts on various brokerage platforms, and not for distribution or marketing related services, are included under “Other Expenses” in the fee table on page 27.

Comment 36.  On page 53, Quorum and Adjournment, you have instructed us that any adjournment or postponement of the Special Meeting for the purpose of soliciting additional proxies is not considered to be a matter incident to the conduct of the Special Meeting or otherwise to be an appropriate use of discretionary authority under Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended. As such, you have indicated that any adjournment of the Special Meeting to solicit additional proxies should be considered a separate proposal and must be included as a specific, separately enumerated item on the proxy card.

Response 36.  Comment accepted. The Registrant has amended the disclosure throughout the Registration Statement and form of proxy card as requested in connection with the addition of the following proposal:

“To approve adjournments of the Special Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to constitute a quorum or to approve Proposal 1”

Comment 37. On page A-24 of the Agreement and Plan of Reorganization, you have asked us to describe further the Fee Agreement with respect to certain compensation to be paid by TCW to RiverPark in connection with the Reorganization. Additionally, you have asked us whether such Fee Agreement is consistent with Section 17 of the 1940 Act.

Response 37. Comment accepted. The Registrant has amended the disclosure in the Agreement and Plan of Reorganization as follows:

“Pursuant to the terms of the Fee Agreement, RiverPark agrees to use commercially reasonable efforts to support the approval and transfer of the assets and track record of the RiverPark Fund to the TCW Fund. In consideration of the various covenants and agreements of RiverPark set forth in the Fee Agreement, TCW agrees to pay RiverPark certain amounts based on the

May 6, 2015

management fees earned on the TCW Fund for the period beginning on the date of the reorganization of the RiverPark Fund and the TCW Fund (the “Merger Date”) until the fifteenth (15th) anniversary of the Merger Date. Neither the RiverPark Fund nor the TCW Fund will incur any expenses in connection with this Fee Agreement.”

Additionally, the Registrant believes that the Fee Agreement does not raise any concerns under Section 17 of the 1940 Act. Section 17 is focused on transactions involving affiliated persons of a registered investment company. TCW and RiverPark are not affiliates as such term is defined under the 1940 Act, and the Reorganization is not a joint transaction between affiliated parties. Further, the Registrant believes that it also would comply with Section 15(f) to the extent applicable to this Reorganization.

Comment 38.  You have asked us to confirm that all material information with respect to the Reorganization is included in the body of the Proxy Statement/Prospectus and not in the Appendices.

Response 38.  Comment accepted. The Registrant so confirms.

Comment 39.  In the Reorganization SAI, you have asked us to remove the words “as supplemented” from any incorporation by reference and instead refer to the actual dates of each supplement, if any, to the document(s) in question.

Response 39.  Comment accepted. The Registrant has removed the disclosure as requested.

Comment 40.  In Exhibit 11(b), you have asked us to explain supplementally the circumstances in which “shareholders may be required to make certain payments provided for in the Trust Instrument” as stated in the last sentence of the last paragraph of page 2 of the legal opinion.

Response 40.  Comment accepted. This sentence in the opinion refers to section 9.10 of the Trust Instrument - Allocation of Certain Expenses. The section states that “each Shareholder will, at the discretion of the Trustees, indemnify the Trust against all expenses and losses resulting from indebtedness incurred in connection with facilitating (i) requests pending receipt of the collected funds from investments sold on the date of such Shareholder’s redemption request; (ii) redemption requests from such Shareholder who has also notified the Trust of its intention to deposit funds in its accounts on the date of said redemption request; or (iii) the purchase of investments pending receipt of collected funds from such Shareholder who has notified the Trust of its intention to deposit funds in its accounts on the date of the purchase of the investments.”

Comment 41.  In Exhibit 12, you have asked counsel to include its consent in the final tax opinion.

Response 41.  Comment accepted. As set forth in Undertaking (3) in Part C, the Registrant agrees to file in a post-effective amendment to the Registration Statement a final tax opinion upon the closing of the transaction and said opinion will include the consent of counsel as requested.

* * * * *

May 6, 2015

We also hereby provide the following statements on behalf of the Registrant:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher J. Tafone

Christopher J. Tafone

for PAUL HASTINGS LLP

cc:	Patrick W. Dennis, Vice President and Assistant Secretary

David A. Hearth, Paul Hastings LLP